08028122

RECD S.E.C.

FEB 28 2008

503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47752~~ 48390

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SKB Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 SW Fifth Avenue, Suite 2600
(No. and Street)

Portland (City) Oregon (State) 97204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Hull (503) 220-2600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SKB Securities, LLC, as of December 31, , 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

Notary Public

OFFICIAL SEAL
JESSY MONTAIGNE
NOTARY PUBLIC - OREGON
COMMISSION NO. 416428
MY COMMISSION EXPIRES APRIL 16, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKB Securities, LLC

Form X-17A-5 Part IIA
of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2007

SKB Securities, LLC

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2007

Page

FACING PAGE AND COVER PAGE

1 Independent auditors' report

FINANCIAL STATEMENTS

2 Statement of financial condition

3 Statement of income

4 Statement of changes in member's equity

5 Statement of cash flows

6-7 Notes to financial statements

SUPPLEMENTARY INFORMATION

8 Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission

9 Exemption from reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission

10-11 Independent auditors' report on internal accounting control required by SEC Rule 17a-5

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

Independent Auditors' Report

Board of Directors
SKB Securities, LLC
Portland, Oregon

We have audited the accompanying statement of financial condition of SKB Securities, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SKB Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company P.C.

February 26, 2008

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

SKB Securities, LLC

Statement of Financial Condition

ASSETS

December 31, 2007		
Cash	$	599,207
Due from related party		319,200
Prepaid expenses		33,131
Total assets	$	951,538

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	80,477
Deferred revenue		73,867
Due to related party		109,981
Total liabilities		264,325
Member's equity		687,213
Total liabilities and member's equity	$	951,538

SKB Securities, LLC

Statement of Income

Year Ended December 31, 2007

Revenues	
Placement fees	$ 3,928,751
Other income	35,000
	3,963,751
Expenses	
Commissions	2,270,636
Equipment expense	55,534
Delivery	16,677
Insurance	61,540
Office expense	11,071
Professional services	937,279
Promotion	42,480
Regulatory fees	41,264
Rent	88,512
Supplies and printing	20,471
Taxes and licenses	39,890
Telephone	10,405
Training and seminars	80
	3,595,839
Net income	$ 367,912

SKB SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	Member's equity
Balance at January 1, 2007	$ 319,301
Net income	367,912
Balance at December 31, 2007	$ 687,213

See notes to financial statements

SKB Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2007		
Cash flows from operating activities		
Net income	$	367,912
Change in operating assets and liabilities		
Due from related party	(	319,200)
Prepaid expenses	(	3,843)
Accounts payable and accrued expenses		62,377
Deferred revenue		73,867
Net cash provided by operating activities		181,113
Cash flows from financing activities		
Due to related party	(	55,509)
Net increase in cash		125,604
Cash at beginning of year		473,603
Cash at end of year	$	599,207

Supplemental disclosure of cash flow information		
Cash paid during the year to parent company for local income taxes	$	62,490

1. Line of business and summary of significant accounting policies

Line of business
SKB Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Portland, Oregon and provides real estate investment banking services to customers throughout the United States.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees earned for the private placement of debt and equity securities and are recorded based upon the terms of the agreement for each transaction.

Deferred revenue represents amounts received for placement fees in advance of the related transaction closing date.

Concentration of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Advertising expenses
The Company expenses non-direct response advertising when incurred. Advertising expense was approximately $15,700 in 2007.

Income taxes
The Company files consolidated LLC tax returns with its parent. No provision has been made for federal and state income taxes, since such taxes are the liability of the individual members. The Company records its share of consolidated local income taxes on a separate return basis.

2. Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $334,882, which was $317,261 in excess of its required net capital of $17,621. The Company's net capital ratio was .79 to 1.

3. Related party transactions

The Company is a single member LLC wholly owned by ScanlanKemperBard Companies, LLC ("SKB"). SKB is engaged in real estate merchant banking, development and investment. During 2007, the Company earned 100% of its placement fees in deals in which SKB was the operating manager.

Due to related party includes $95,766 related to a facilities-sharing agreement and $14,215 for local income taxes owed to SKB at December 31, 2007. Due from related party includes amounts owed from SKB at December 31, 2007 related to placement fee revenue.

Under a facilities sharing agreement, SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In consideration of the services and resources, the Company pays SKB a monthly payment based upon mutually agreed upon pro rata amounts as described in the facilities sharing agreement. SKB charged the Company approximately $1,018,000 in 2007.

SUPPLEMENTARY INFORMATION

SKB Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2007		
Net capital		
Total member's equity qualified for net capital	$	687,213
Less nonallowable assets		
Due from related party		319,200
Prepaid expenses		33,131
		352,331
Net capital	$	334,882
Aggregate indebtedness	$	264,325
Computation of basic net capital requirements		
Minimum net capital required	$	17,621
Excess net capital	$	317,261
Excess of net capital at 1,000%	$	308,449
Ratio of aggregate indebtedness to net capital		0.79 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in the Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2007.

YEAR ENDED DECEMBER 31, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
SKB Securities, LLC
Portland, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of SKB Securities, LLC for the year ended December 31, 2007, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications and comparisons;

Recordation of differences required by Rule 17a-13;

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2007, to meet the SEC's objectives.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company P.C.

February 26, 2008

END